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                          March 21, 2023

       Javier Szwarcberg, M.D., MPH
       Chief Executive Officer
       Spruce Biosciences, Inc.
       611 Gateway Boulevard, Suite 740
       South San Francisco, CA 94080

                                                        Re: Spruce Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2023
                                                            File No. 333-270612

       Dear Javier Szwarcberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alexa Smith